Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar” or the “Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2009 and 2008 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended September 30, 2010 and 2009.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and the annual audited financial statements have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this Management’s Discussion and Analysis (“MD&A”) are as of November 9, 2010.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company’s future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A.  The Company anticipates that subsequent events and developments may cause the Company’s views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2009, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov.  Further information about the Company is available on its corporate website www.jaguarmining.com.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”.  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is an Ontario incorporated gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company controls 93,000 acres in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, and 293,000 acres in the state of Maranhão.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the state of Ceará covering 182,000 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar was formed in 2002.  In 2004, the Company constructed and began operations of a small surface mine known as Sabará.  This operation provided cash flow to help Jaguar develop its first underground mining operation, Turmalina, where construction of a mill and processing facility was completed in 2006.  In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência.  Between 2007 and today, Jaguar developed four additional underground mines and completed construction of its third processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina, Paciência and Caeté operations. Jaguar is also finalizing the Gurupi Project feasibility study, which is expected to be completed during the first quarter of 2011.

Given the proximity of the senior management team headquartered in Belo Horizonte to the Company’s nearby operating assets, significant operating flexibility and oversight of the operations is achieved.  The Company benefits from the close proximity of its operations, which produces synergies between the assets.  The Company believes few mining companies possess such an advantage.

As of the date of this MD&A, the Company has 1,888 employees.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)
OUTLOOK AND OBJECTIVES

The Company’s production and cash operating cost estimates for 2010 compared to actual for 2009 are shown below.

	Actual	Actual	Estimated	Estimated
Operation	2009	2009	FY 2010	FY 2010
	Production	Cash Operating Cost	Production	Cash Operating Cost
	(oz)	($/oz)	(oz)	($/oz)
Turmalina	82,070	$424	63,233 - 65,733	$775 - $785
Paciência	66,672	$502	61,479 - 63,479	$730 - $740
Caeté	-	-	23,500 - 25,000	$785 - $795
Sabará	6,360	$680	-	-
Total	155,102	$468	148,212 -154,212	$755 - $765
Note: Estimated 2010 cash operating costs based on R$1.75 per $1.00 exchange rate. The 2009 exchange rate was R$2.04 per $1.00.

The Company has provided its 2010 quarterly production and grades for its operations as follows:

2010 Estimated Gold Production, By Operation
Operation	Q1 Actual	Q2 Actual	Q3 Actual	Q4 Estimate	FY 2010

Turmalina	16,987	15,896	16,350	14,000 - 16,500	63,233 - 65,733
Paciência	14,236	14,717	16,526	16,000 - 18,000	61,479 - 63,479
Caeté	-	-	8,500	15,000 - 16,500	23,500 - 25,000
Total	31,223	30,613	41,376	45,000 - 51,000	148,212 -154,212

2010 Estimated Feed Grades, By Operation
Operation	Q1 Actual	Q2 Actual	Q3 Actual	Q4 Estimate	FY 2010

Turmalina	4.16	3.13	2.78	3.27	3.33
Paciência	3.32	3.21	3.24	3.48	3.31
Caeté	-	-	2.85	3.43	3.14
Average	3.74	3.17	2.98	3.40	3.32

Cash Operating Cost	$595	$746	$798	$800	$755 - 765
Note: The FY 2010 total represents the range of cash operating costs for the year whereas quarterly figures represent the target.

The Company intends to become a mid-size gold producer with sustainable production of approximately 600,000 ounces of gold per year by 2015.

Jaguar has 6,327,060 ounces of measured and indicated gold resources based on 95,689,380 tonnes with an average grade of 2.06 grams per tonne as well as 1,762,330 ounces of inferred gold resources based on 26,306,020 tonnes with an average grade of 2.08 grams per tonne.  Proven and probable reserves, which are included in the measured and indicated figures above, total 4,337,680 ounces of gold based on 81,188,600 tonnes of ore grading 1.66 grams per tonne.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Jaguar’s primary properties remain open at depth and along strike.  The Company believes the identification of additional gold resources in the normal course to meet its production targets will not be a constraining issue.  This belief is based on the Company’s development initiatives, which includes over 65 km of underground development at its properties in Minas Gerais, management’s experience operating in the Iron Quadrangle and the geological characteristics of other gold operations in the district.

The Company’s objective is to enhance shareholder value by building, expanding and operating cost effective gold mines, by adding resources and reserves to its existing properties and by accretive transactions to add to the Company’s aggressive growth profile.  The Company plans to achieve this objective by completing the development of its Gurupi Project and expanding overall production at its three underground operations.  The Company continues to explore and develop its resources in Brazil.  The Company has sought to reduce its risk profile and to differentiate itself from other mining companies by developing and expanding several mining operations rather than focusing on one operation.  This strategy could allow the Company to expand its operations beyond its present targets as additional mineralized zones in close proximity to its existing operations are discovered.  Management believes that the Company’s well-developed infrastructure, resource base, experienced personnel and developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively lower risk compared with other gold developers.

Jaguar believes it will have, with the refinement to mining techniques underway, levels of production and a cost structure that will make the Company competitive.  Based on cash on hand and assumptions concerning production costs, foreign exchange rates, forward gold prices and available borrowing capability, the Company believes internally-generated cash flow from operations will allow it to execute on its plans albeit over a longer period with a reduced production rate in 2010 and 2011.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2009, dated March 22, 2010 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the nine months ended September 30, 2010, the Company produced a total of 103,185 ounces of gold at Turmalina, Paciência and Caeté at an average cash operating cost of $722 per ounce compared to 108,851 ounces at an average cash operating cost of $435 per ounce during the same period last year (see Non-GAAP Performance Measures).

During the three months ended September 30, 2010, the Company produced a total of 41,376 ounces of gold at Turmalina, Paciência and Caeté at an average cash operating cost of $798 per ounce compared to 40,177 ounces at an average cash operating cost of $438 per ounce during the same period last year (see Non-GAAP Performance Measures).

Production was approximately 2,124 ounces below Jaguar’s estimated production level for the quarter due primarily to Caeté, which represented 70% of the shortfall.  Cash operating costs were approximately $100 per ounce higher than estimated due largely to lower than estimated run-of-mine (“ROM”) grades at Turmalina and Caeté.  The average feed grade for the three months ended September 30, 2010 was 2.96 g/t compared to 4.38 g/t during the three months ended September 30, 2009.

As discussed under Caeté Operations below, feed grades at Caeté were purposely kept lower as the Company continued to utilize development ore while equipment was replaced and tested during the ramp-up.  At Turmalina, cash operating costs continued to be impacted by significantly lower-than-planned ore grades.  Elevated dilution in the higher levels of the mine in Ore Body A, where sublevel stoping is being phased-out, contributed to the lower ROM grades.  This is further explained under the section Turmalina Operations below.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Exchange rates had only a slight impact on cash operating costs during the quarter.

Jaguar sold 38,861 ounces of gold at an average realized price of $1,254 per ounce in the quarter ended September 30, 2010.  This produced a cash operating margin of $456 per ounce for the quarter, approximately $1 per ounce higher than planned, despite the increase in reported cash operating cost.

During the quarter ended September 30, 2010, the Company terminated its arrangement with AngloGold Ashanti, whereby AngloGold Ashanti processed and refined Jaguar's unrefined gold, in carbon and doré, into refined gold for a 1% fee.  In September 2010, the Company entered a contractual arrangement with an alternate refiner in Brazil, which reduces the costs for this service.  This new arrangement also provides greater flexibility in the timing of gold sales and the collection of funds over the prior agreement with AngloGold Ashanti.

Consolidated underground mine development for the three months ended September 30, 2010 totaled 4.72 kilometers as compared to 4.00 kilometers for the three months ended September 30, 2009.

Gold production for the fourth quarter in 2010 is expected to range from 45,000 to 51,000 ounces, slightly lower than previously estimated.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Production and Operating Performance

The following tables set forth certain operating data at Turmalina, Paciência and Caeté for the three and nine months ended September 30, 2010 and 2009.

Quarter Ended September 30, 2010 Operating Data

	Ore	Feed	Plant		Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
	(t000)	(g/t)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	199.6	2.78	89%	16,350	$59.80	$912
Paciência	166.7	3.24	93%	16,526	60.20	695
Caeté	101.2	2.85	89%	8,500	62.70	776
Total	467.5	2.96	90%	41,376	$60.60	$798

Nine Months Ended September 30, 2010 Operating Data

	Ore	Feed	Plant		Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
	(t000)	(g/t)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	549.2	3.29	87%	49,206	$63.90	$748
Paciência	490.6	3.25	93%	45,479	60.60	683
Caeté	101.2	2.85	89%	8,500	62.70	776
Total	1,141.0	3.23	89%	103,185	$62.40	$722

Quarter Ended September 30, 2009 Operating Data

	Ore	Feed	Plant		Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
	(t000)	(g/t)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	154.0	5.27	89%	22,250	$59.40	$411
Paciência	167.0	3.55	93%	17,927	50.10	468
Total	321.0	4.38	91%	40,177	$55.60	$438

Nine Months Ended September 30, 2009 Operating Data

	Ore	Feed	Plant		Cash	Cash
	Processed	grade	Recovery	Production	Operating	Operating
	(t000)	(g/t)	rate (%)	(ounces)	cost/t	cost/ounce
Turmalina	409.0	5.19	89%	60,886	$58.10	$389
Paciência	467.0	3.43	92%	47,965	48.30	482
Total	876.0	4.25	91%	108,851	$54.20	$435

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s operations, project development and exploration during the three months ended September 30, 2010 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Ore produced at the Turmalina Mine is transported to the adjacent 1,800 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant (the “Turmalina Plant”), which was expanded during 2009 from its previous operating level of 1,500 tpd.

During the three months ended September 30, 2010, Turmalina produced 16,350 ounces of gold at an average cash operating cost of $912 per ounce compared to 22,250 ounces at an average cash operating cost of $411 per ounce during the three months ended September 30, 2009.  Cash operating costs for the quarter ended September 30, 2010 continued to be impacted by significantly lower-than-planned ore grades, which averaged 2.78 grams per tonne.   The Company continued to encounter geo-mechanical issues at Level 3 in the Ore Body A ore shoot, which resulted in dilution averaging over 30%, more than double what was expected.  As communicated by Jaguar in August 2010, this condition will continue to have an impact on the grades and production at the Turmalina operation through the balance of 2010 until the ore is mined-out of the upper elevations of the mine and replaced with ore from Levels 4 and 5, where development is nearing completion. Levels 4 and 5 of the mine (and below) will employ the cut-and-fill mining method compared to selective sublevel stoping in the higher elevations of the Ore Body A mine.

Jaguar’s management expects the changeover should be completed during the first quarter in 2011.  With the cut-and-fill method now yielding significantly lower dilution, ROM grades are expected to continue to improve each month during the current quarter and average 3.27 grams per tonne.  Management currently estimates the Turmalina operation will produce between 14,000 and 16,500 ounces of gold in the fourth quarter of 2010.

Lower ROM grades caused by the elevated dilution caused an increase in cash operating costs of $328 per ounce during the quarter ended September 30, 2010 compared to the same period last year.  Exchange rates, which caused an increase of $31 per ounce, and other costs contributed to the balance of the increase.

Mine production at Turmalina during the three months ended September 30, 2010 totaled 158,057 tonnes at an average ROM grade of 2.91 grams per tonne compared to 177,459 tonnes of ore at an average ROM grade of 5.11 grams per tonne during the three months ended September 30, 2009.  Ore processed through the mill during the three months ended September 30, 2010 totaled 199,608 tonnes at an average feed grade of 2.78 grams per tonne compared to 153,324 tonnes at an average feed grade of 5.27 grams per tonne during the three months ended September 30, 2009.  The average plant recovery rate was 89% for the three months ended September 30, 2010 and for the same period last year.  Mine development for the three months ended September 30, 2010 totaled 1.5 km.

Exploration - Brownfield

During the quarter ended September 30, 2010, Jaguar continued to conduct underground exploration with a goal of increasing resources and reserves and expanding Turmalina’s annual production.  The exploration effort was focused on Zone D and Faina and Pontal targets, which contain generally higher-grade refractory ore.

At Zone D, additional gold bearing oxide mineralization has been identified in the weathered rock above the sulfide zone.  As part of the effort to evaluate the potential for gold contained in the oxide and sulfide zones, the Company did geological sampling via trenching and conducted surface drilling.  During the quarter ended September 30, 2010, Jaguar drilled 1,874 meters from 15 drill holes and carried out 280 meters of trenching.  The table below summarizes the most relevant trenching results available to date as well as drill results for one of the holes.  Remaining drill-hole results are expected by the end of 2010, at which time the Company will conduct an initial evaluation.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Zone D - Mineralized Sections
Trenches	TCD10: 4.0 m @ 2.90 g/t
TCD11: 4.0 m @ 3.33 g/t
TCD12: 4.0 m @ 2.44 g/t
TCD13: 2.0 m @ 2.03 g/t
TCD14: 3.0 m @ 1.75 g/t
TCD37: 5.0 m @ 1.47 g/t
TCD39: 2.0 m @ 5.29 g/t
Drill Hole	FSN224: 2.0 m @ 3.52 g/t

In-fill drilling works continue at the Pontal and Faina targets, located at 1.8 km and 3.8 km, respectively, northwest of the Turmalina Plant.  The mineralization is similar in both targets and represented by quartz masses and silicified zones with disseminated to massive sulfides into a hydrothermalized metavolcanic schists sequence.  Unlike the developed ore shoots the Company is currently mining at Turmalina, which contains non-refractory ore, the sulfide material at both Faina and Pontal are refractory in nature.  Jaguar is currently performing tests and studies to define the optimum metallurgical processing route for gold recovery to add to the existing Turmalina Plant.

At the Pontal Target, two mineralized sectors known as LB-1 and LB-2 have been defined.  To-date, Jaguar has drilled 6,518 meters from 27 drill holes in the LB-1 Target and 2,178 meters from 18 drill holes in the LB-2 Target, totaling 8,696 meters from 45 drill holes.

During the quarter ended September 30, 2010, the Company drilled 1,135 meters from 5 drill holes in the LB-1 Target and 571 meters from 3 drill holes in the LB-2 Target.

The most noteworthy drill results obtained to date in these targets are as follows:

Pontal LB-1 Target Drill Results
Hole ID	From (m)	To (m)	Au Grade (g/t)	Interval (m)
PTL 064	124.00	128.00	11.50	4.00
	127.00	128.00	35.08	1.00
PTL 066	99.30	104.30	1.91	5.00
	117.16	120.60	2.83	3.00
	130.60	132.60	2.95	2.00
PTL 067	48.60	54.60	3.04	6.00
PTL 068	123.60	125.60	3.23	2.00
	184.60	187.60	2.46	3.00
PTL 071	18.00	24.00	1.05	6.00
PTL 072	62.50	69.60	1.32	7.00
	110.50	113.50	1.83	3.00
	168.00	178.00	1.65	10.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

PTL 074	129.20	133.20	1.88	4.00
	162.50	166.50	2.27	4.00
	173.50	197.50	2.07	24.00
	203.50	206.50	1.95	3.00
	220.50	223.50	1.86	3.00
PTL 076	186.00	189.00	3.75	3.00
PTL 079	107.00	112.00	1.76	5.00
	175.00	181.00	2.65	6.00
	194.00	201.00	3.00	7.00
	273.00	278.00	1.65	5.00
PTL 081	159.50	178.50	9.86	19.00
	167.50	168.50	54.10	1.00
	173.50	174.50	31.90	1.00
Note: Not all holes represent true width.

Pontal LB-2 Target Drill Results
Hole ID	From (m)	To (m)	Au Grade (g/t)	Interval (m)
PTL 073	63.40	67.40	2.18	4.00
PTL 075	29.50	34.50	1.86	5.00
	62.50	64.50	2.07	2.00
PTL 077	32.10	35.10	1.48	3.00
	73.80	78.80	2.11	5.00
PTL 078	21.00	26.00	1.24	5.00
PTL 079	5.50	12.50	1.65	7.00
	37.50	40.50	2.60	3.00
PTL 080	5.50	12.50	1.65	7.00
	37.50	40.50	2.60	3.00
Note: Not all holes represent true width.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the quarter ended September 30, 2010, Jaguar drilled 1,248 meters from 3 drill holes at the Faina Target.  To date, Jaguar has drilled 19,530 meters from 84 drill holes and intercepted a large number of significant mineralized intervals which appear to be continuous to depth.  The most notable results obtained from the more recent drill holes are summarized below.

Faina Target Drill Results
Hole ID	From (m)	To (m)	Au Grade (g/t)	Interval (m)
FUH-73	7.15	12.90	5.92	5.75
FUH-74	42.30	53.30	15.10	11.00
	111.40	114.40	3.37	3.00
FUH-75	206.50	211.50	5.84	5.00
	216.90	220.90	4.13	4.00
	284.00	287.00	4.66	3.00
FUH-76	6.00	17.00	4.40	11.00
FUH-77	23.50	30.50	7.07	7.00
FUH-83	245.40	247.40	7.00	2.00
	271.30	273.30	4.00	2.00
	279.40	284.40	3.50	5.00
	302.50	310.50	4.50	8.00
FUH-86	56.70	64.90	3.14	8.20
	93.00	97.00	2.60	4.00
FUH-87	174.50	177.50	2.43	3.00
FUH-91	282.30	295.30	2.42	13.00
FUH-92	96.35	98.35	12.00	2.00
FUH-94	200.70	203.70	4.74	3.00
FUH-95	301.20	304.20	2.77	3.00
FUH-96	233.70	236.80	7.77	3.10
	323.50	328.50	3.88	5.00
FUH-97	222.60	225.60	2.41	3.00
FUH-98	234.90	238.90	2.61	4.00
	242.90	244.70	2.73	1.80
	258.00	261.15	4.30	3.15
FUH-99	102.75	106.00	4.85	3.25
	145.00	148.00	2.43	3.00
FUH-100	204.00	214.00	3.95	10.00
	225.00	231.00	2.62	6.00
	274.50	283.50	7.37	9.00
FUH-103	214.00	226.00	4.49	12.00
FUH-105	53.95	66.50	2.41	12.55
FUH-106	384.70	392.70	6.79	8.00
FUH-107	222.70	229.70	2.36	7.00
	244.90	248.90	3.90	4.00
FUH-108	234.50	252.50	6.72	18.00
FUH-109	29.70	31.70	6.31	2.00
FUH-110	56.25	57.25	5.70	1.00
	75.70	91.70	7.20	16.00
	107.50	112.50	2.25	5.00
	139.50	143.50	2.73	4.00
FUH-111	388.70	389.70	5.02	1.00
Note: Not all holes represent true width.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Paciência
Operations

Paciência’s mining complex is composed of three underground mines (Santa Isabel, Palmital and NW1) that utilize the “cut and fill” mining method and a treated tailings backfill system.  Ore produced from these mines is transported to the adjacent 1,800 tpd CIP processing plant (the “Paciência Plant”).  The Company is also transporting ore from the Pilar Mine, which is part of the Caeté Project, to the Paciência Plant.

During the three months ended September 30, 2010, Paciência produced 16,526 ounces of gold at an average cash operating cost of $695 per ounce compared to 17,927 ounces at an average cash operating cost of $468 per ounce during the three months ended September 30, 2009.  Cash operating costs were higher for the three months ended September 30, 2010 compared to the same period last year due to (a) lower productivity at the Palmital Mine caused by the narrowing of the ore body at Level 3, which forced a more selective mining, (b) increase in transportation costs due to the treatment of more ore from the Pilar Mine and (c) higher maintenance costs.  These factors accounted for an increase in cash operating costs of approximately $100 per ounce compared to the same period last year.  In addition, lower grades caused an increase in cash operating cost of $44 per ounce and a stronger R$ caused an increase of $47 per ounce.

The average feed grade into the processing plant was 3.24 grams per tonne, slightly lower than planned.  While the average ROM grade for the Santa Isabel Mine was 3.08 grams per tonne in the quarter ended September 30, 2010, new measures implemented at the underground operations reduced dilution and yielded better ROM grades each month during the quarter, rising from 3.12 grams per tonne in July to 3.64 grams per tonne in September.

Consolidated ore production for the Paciência mining complex during the three months ended September 30, 2010 totaled 153,078 tonnes at an average ROM grade of 3.28 grams per tonne compared to ore production of 179,566 tonnes at an average ROM grade of 3.84 grams per tonne during the three months ended September 30, 2009.  Mine production from the Santa Isabel Mine during the three months ended September 30, 2010 totaled 108,700 tonnes at an average ROM grade of 3.08 grams per tonne compared to 131,909 tonnes of ore at an average ROM grade of 3.54 grams per tonne during the three months ended September 30, 2009.  Mine production from the Pilar Mine during the three months ended September 30, 2010 totaled 37,527 tonnes at an average ROM grade of 3.65 grams per tonne compared to 40,912 tonnes at an average grade of 4.32 grams per tonne in the same period last year.  Mine production from the Palmital Mine during the three months ended September 30, 2010 totaled 6,851 tonnes at an average ROM grade of 4.50 grams per tonne compared to 6,745 tonnes at an average ROM grade of 6.99 grams per tonne during the same period last year.

Ore processed through the mill during the three months ended September 30, 2010 totaled 166,710 tonnes with an average feed grade of 3.24 grams per tonne compared to 167,193 tonnes with an average feed grade of 3.55 grams per tonne in the three months ended September 30, 2009.  The Paciência Plant average recovery rate was 93% for the three months ended September 30, 2010 and for the same period last year

Overall, management believes the mineral resources and reserves at the Santa Isabel Mine continue to be consistent with the feasibility study.  However, the ROM grades extracted from Levels 2 and 3 at Santa Isabel were below the overall grades expected and also under those in the mine plan for Level 4, due to the local variability of the mineralization.  The Company is currently carrying out underground development at Level 4 to define the ore bodies and drilling from the NW1 cross-cut, which intersected the Santa Isabel Mine during the quarter, to possibly identify additional mineralization.  To date, a total of 1,307 meters were drilled from 22 drill holes.  Preliminary results were positive.

With the completion of the drift from NW1 to the Santa Isabel Mine during the quarter, mining at the NW1 Mine will accelerate into 2011 and contribute more ore into the Paciência Plant.  In addition, a new portal and ramp to access the Ouro Fino mineralization, located in the Conglomerate zone adjacent to the Palmital Mine, approximately 15 kilometers east of the Santa Isabel Mine, is expected to make a contribution during the latter part of 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the three months ended September 30, 2010, mine development at the Paciência operation totaled 2.5 kilometers, including 0.6 kilometers at the Santa Isabel Mine, 0.5 kilometers at the NW1 Mine, 0.4 kilometers at the Palmital Mine and 1.0 kilometers at the Pilar Mine

Management will likely continue ore shipments to the Paciência Plant from the Pilar Mine throughout the remainder of 2010 and into 2011.  Gold production at Paciência should be enhanced through this move as sufficient milling and processing capacity exists at the Plant and underground mining operations at the Pilar Mine have been escalated to provide for ore shipments to the Paciência Plant as well as to the new Caeté Plant.

Management currently estimates the Paciência operation will produce between 16,000 and 18,000 ounces of gold in the fourth quarter of 2010.

Exploration - Brownfield

During the quarter ended September 30, 2010, the Company focused its exploration program at the Paciência mining complex in the following targets: NW1, Conglomerates, NW3 (Bahú and Jatobá), Rio de Peixe, Quati, Monges and Viana.  The program also included mine development at the NW1 and Conglomerates targets in an effort to increase the resource base for the Paciência operation.  Jaguar controls other targets along the Paciência Shear Zone, which has mineralization similar to the Santa Isabel Mine.  These targets, Monges, Ajuda, Quati and Viana, are located on the primary shear zone which hosts the Santa Isabel Mine. Jaguar is conducting preliminary exploration programs at these targets, including geological mapping, soil and channel sampling. Overall, the grades and mineralization observed at the NW1, NW3, Monges, Quati and Viana targets are similar to those measured at the Santa Isabel Mine.

The NW1 Mine access ramp, which is 5 meters x 5 meters in size, was completed in early 2008.  A total of 4,610 meters of ramp and drifts have been developed at the NW1 Mine, which is located two kilometers northwest of the Santa Isabel Mine.  During the quarter ended September 30, 2010, the NW1 Mine cross intersected Level 2 of the Santa Isabel Mine.

An underground drill program is in progress at the NW1 Target.  During the quarter ended September 30, 2010, 1,383 meters were drilled from 16 drill holes with the purpose of completing detail work and confirming the extensions of the mineralization.  The main results of these drill holes are summarized in the table below.

NW1 Target Drill Results
Hole	From (m)	To (m)	Grade (g/t)	Interval (m)
MSS042	61.90	63.20	8.30	1.30
	64.20	66.15	3.20	1.95
	69.20	72.30	1.75	3.10
MSS043	39.25	40.25	1.37	1.00
	62.70	63.70	1.44	1.00
	64.70	65.70	1.31	1.00
	80.65	81.95	2.85	1.30
MSS044	35.00	38.00	1.34	3.00
	39.00	40.00	3.33	1.00
	42.00	43.00	1.09	1.00
	49.00	50.00	1.01	1.00

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

MSS045	36.00	38.00	2.20	2.00
	43.00	44.00	1.87	1.00
MSS046	23.8	24.8	5.38	1.00
	40.55	42.55	2.60	2.00
	46.00	47.00	1.43	1.00
MSS047	23.45	24.45	2.85	1.00
	41.25	43.25	1.71	2.00
	44.20	45.20	1.25	1.00
MSS048	25.05	26.05	1.08	1.00
	34.05	37.90	3.12	3.85
MSS049	26.00	27.95	1.94	4.35
	33.50	34.50	1.69	1.00
	46.95	51.00	4.05	4.05
MSS050	18.8	19.85	1.34	1.05
	34.10	38.45	2.48	4.35
FCGS001	57.95	59.80	20.11	1.85
Note: Not all holes represent true width.

New underground development and sampling at the NW1 Target defined numerous mineralized lenses totaling approximately 2,220 m2 with an average grade of 3.60 grams per tonne.

The NW3 (Bahú-Jatobá) Target is located 4 kilometers northwest of the Santa Isabel Mine, within the same shear zone that hosts Jaguar’s principal targets in the Paciência structural lineament.  The mineralization is identical to that found at the Santa Isabel and NW1 mines and represented by disseminated sulfides in quartz lenses originating from hydrothermal activity.

Previous exploration efforts conducted by the former concession owner were limited to a small area consisting of surface and underground drilling from exploration size drifts.  The pre-NI 43-101 resource estimate by the former owner totaled 29,000 ounces of gold based on a 100-meter depth panel.

Jaguar is carrying out an in-fill drilling program on a much larger area immediately south of the zone noted above.  The Company has thus far completed a total of 16,980 meters from 135 drill holes.  A preliminary assessment indicates significant and continuous mineralization from an outcrop in an old excavation area to 200 meters below the surface and is believed to be open at depth.  The most notable results obtained from the more recent drill holes are as follows:
NW3 (Bahú-Jatobá) Drill Results
Hole ID	From (m)	To (m)	Au Grade (g/t)	Interval (m)
FBA-081	147.50	149.00	9.06	1.50
FBA-084	15.30	17.25	4.11	1.95
FBA-087	14.15	14.75	21.75	0.60
FBA-100	9.60	12.60	2.79	3.00
FBA-102	12.60	15.60	1.88	3.00
FBA-104	11.25	13.25	11.32	2.00
FBA-106	11.05	16.05	4.83	5.00
FBA116	50.90	56.90	2.10	6.00
FBA-118	3.00	8.70	2.21	5.70
FBA-123	45.55	46.55	20.75	1.00
FBA142	176.60	178.55	2.74	1.95
FBA146	174.55	177.55	4.88	3.00
	189.10	195.25	9.53	6.15
Note: Not all holes represent true width.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

At the Conglomerates, which include the Palmital and Ouro Fino targets, the Company continues with underground development.  At Palmital, a total of 4,080 meters of development, including a ramp and drifts, have been completed to date.  During the quarter ended September 30, 2010, a new portal was completed at the Ouro Fino Target.  In addition, the Company completed 157 meters of ramp development to access the conglomerate reef.  The mineralization at the conglomerate reef is exposed for 600 meters along strike with average thickness of 1.5 meters and grades between 3 and 6 grams per tonne (samples yielded grades up to 70 grams per tonne).

At the Rio de Peixe property, which is located approximately 25 kilometers from the Paciência Plant, exploration work is underway in the Urubu and Mata dos Trovões targets.  A total of 290 meters of trenches have been carried out to date at these targets with positive preliminary results.  The Company expects to begin a drill campaign early in 2011 to test targets at depth.

Exploration work, including geological mapping and channel sampling, continued at the Quati and Viana targets during the quarter ended September 30, 2010.  Assay results are not available as of this date.  At the Monges Target, located approximately 10 km south of the Paciência Plant, drilling was carried out during the quarter over old workings.  A total of 740 meters was drilled in 6 holes; results are pending.

Caeté
Operations

Caeté’s mining complex is composed of two underground mines (Roça Grande and Pilar) that utilize a combination of “cut and fill” and “sublevel stoping” mining methods.  Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant (the “Caeté Plant”), which is adjacent to the Roça Grande Mine.

The formal inauguration of the Company’s Caeté gold operation took place during the previous quarter.  Commissioning of the gold recovery circuits were initiated during the quarter ended September 30, 2010 with the start-up of the milling, flotation and carbon-in-pulp (“CIP”) circuits.  Low-grade development ore averaging 2.85 grams per tonne was purposely used as feed for the operation during the commissioning phase.  All major components of the facility operated at specifications, with the exception of a waste discharge pump system, which failed.  The pump failure, which occurred during the initial phase of commissioning, limited production until it could be replaced in early-October.  Management elected to continue feeding lower-grade ore into the plant.  The average feed grade during the commissioning phase was maintained at 2.85 grams per tonne against a planned level of 3.05 grams per tonne.  The two mines, which supply ore to the processing plant, operated near plan for both tonnage and grade.  This ore was primarily added to the stockpile.

Despite these start-up issues, the plant produced 8,500 ounces of gold, slightly below plan, at an initial cash operating cost of $776 per ounce during the quarter ended September 30, 2010.

Mine production at Caeté during the three months ended September 30, 2010 totaled 50,026 tonnes at an average run-of-mine (“ROM”) grade of 3.18 grams per tonne.  Ore processed through the mill during the three months ended September 30, 2010 totaled 101,211 tonnes at an average feed grade of 2.85 grams per tonne.  The average plant metallurgical recovery for the quarter was 89%.  Mine development for the three months ended September 30, 2010 totaled 0.7 kilometers.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Based on the plant’s overall performance during the quarter, Jaguar’s management declared the facility “commercial”.  After replacing the discharge pump system in early October, operations have been ramped-up to full design capacity.

Management currently anticipates the Caeté operation will produce between 15,000 and 16,500 ounces of gold in the fourth quarter of 2010 based on an average feed grade of 3.43 grams per tonne, which is expected to reduce cash operating costs.

Underground development has proceeded per plan at the Pilar Mine during the quarter ended September 30, 2010.    During the development of the third level (approximately 250 meters from surface), exploration efforts have yielded some very positive results with a significant rise in contained gold grades.

The Pilar mine has two ore shoots that come together in a hinge zone of a layer in a BIF fold.  During the development of Level 3 in the mine, the appearance of a series of folds along the contact zones have revealed increasing thicknesses of the mineralization.  These mineralized zones remain open at depth.  Of significance, the grades and thicknesses of the mineralized zones at the Pilar Mine have increased quite sharply from Level 1, where the Company has reported mineral resources, to Level 3.  The total area of the defined ore bodies/mineralized zones identified are: Level 1 - 2,477 m2 with an average grade of 4.41 grams per tonne; Level 2 - 2,818 m2 with an average grade of 4.56 grams per tonne; and Level 3 - an estimated area of 3,500 m2 with an average grade of 5.50 grams per tonne.  One zone measured through the end of September in Level 3 contains an area of 1,415 m2 with an average grade of 8.28 grams per tonne.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling is planned over the next few years on several targets near the Caeté Plant.  To date, a total of 33,540 meters have been drilled from 219 drill holes in these targets.

The Company completed an internal, preliminary resource estimate for one of the targets, Catita II.  Given the positive results, Jaguar decided to continue the drilling program during the remainder of 2010 to further increase and upgrade resources.  The mineralization is open laterally and at depth.

At other nearby targets, located approximately 10 kilometers northwest of the Caeté Plant, geological mapping works identified 30 old galleries near the iron formation that hosts the Roça Grande ore bodies.  The continuity of the mineralization is confirmed and preparation for future drilling is underway.

The Boa Vista Target is located 20 kilometers from the Caeté Project.   At Boa Vista 2 and 3 targets, Jaguar is conducting trenching, sampling and drill programs to test the mineralization that occurs in the BIF horizons.  A total of 11 drill holes totaling 479 meters have been completed with promising results.

Sabará

During the three months ended September 30, 2010, the Company continued to leave the Sabará operation idle.  No ore was produced or shipped to the plant during the quarter. The Company continues to evaluate the strategic alternatives for this idled operation and will likely dispose of the assets during the next 12 months.

Gurupi Project

The Gurupi Project was acquired by Jaguar in December 2009 from Kinross.  In May 2010, the Company completed and filed a NI 43-101 compliant pre-feasibility study, which was prepared by AMEC.  The pre-feasibility study reported an estimate of 65,374,000 tonnes of indicated mineral resources at an average grade of 1.14 grams per tonne totaling 2,392,000 ounces and probable gold reserves of 63,387,000 tonnes at an average grade of 1.14 grams per tonne totaling 2,322,000 ounces.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company is proceeding with the permitting and licensing of the Gurupi Project based on the technical report as prepared by AMEC.  Jaguar is also developing a feasibility study, which is being prepared by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC (“TechnoMine”).  Mr. Machado serves as Jaguar’s independent Qualified Person (“QP”).  The study, which is a continuation of AMEC’s pre-feasibility study and is expected to be completed during the first quarter of 2011, addresses the following:

a.
The power supply to support the Gurupi Project is being revised under the feasibility study.  A new 230 kV power line and 230/69 kV substation were contracted by the Federal Government for the Northwest of the Maranhão state in August 2010 for an estimated R$80 million.  The new line is scheduled to be commissioned in August 2012.   With these developments, Jaguar’s team is developing a study to supply the Gurupi Project with 230 kV instead of the 69 kV that was considered in the AMEC pre-feasibility study;

b.	The inclusion of High Pressure Grinding Rolls (“HPGR”) replacing SAG mill, which the Company has evaluated and confirmed under the feasibility study underway;

c.
The evaluation of Intensive Concentration technology.  Preliminary test results indicate the feasibility of flotation of the ore followed by continuous discharge centrifugal concentration.  Additional testing is underway and is expected to be completed during the fourth quarter of 2010; and

d.
The consideration of developing the Gurupi Project based on an average of 5.0 million tonnes per year, which corresponds to the life-of-mine average annual production assumed in the pre- feasibility study, and two years of ramp-up.

The mineral resource and reserve estimates disclosed in this MD&A in connection with the Gurupi Project were reviewed by Douglas Chapman, P.E. of AMEC.  Mr. Chapman is an AMEC employee and is considered an independent QP in accordance with NI 43-101.

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to concessions totaling approximately 186,600 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  Since 2007, Jaguar has been carrying out geological reconnaissance, trenching and soil geochemistry in the concession area, as well as conducting an exploration drill program to test the continuity of the mineralization at depth and laterally.  To date, 91 drill holes totaling 8,974 meters and 40,000 meters of trenching have been completed.  The Company has also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada targets.  The Company expects to complete resource estimates consistent with NI 43-101 standards in early 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the quarter ended September 30, 2010, the Company continued its trenching program, which focuses on a 10-kilometer sector along the structural trend that includes the Parelhas, Mirador, Coelho and Igrejinha targets.   A total of 6,120 meters of trenches were opened during the quarter.

The main channel results obtained in the trenches are presented in the table below:

Target	Trench	Grade (g/t)	Interval (m)
Igrejinha	TIG011	1.38	3.00
		0.92	1.00
	TIG008	2.75	2.00
	TIG012	0.99	2.80
	TGI006	0.94	2.00
	TGI004	2.34	1.60
	TGI005	2.32	5.00
	TIG029	1.60	3.10
	TIG035	1.19	1.00
	TIG038	2.18	1.20
	TIG043	10.13	7.00
		34.50	2.00
	TIG043	13.90	1.00
	TIG044	30.43	4.00
		118.30	1.00
	TIG047	3.11	1.00
Mirador	TMR046	3.93	5.00
		1.29	8.00
	TMR049	1.49	5.00
		1.18	1.00
		1.06	5.00
		2.67	2.40
	TMR056	1.77	5.00
	TMR066	6.23	5.00
	TMR068	1.07	3.00
Parelhas	TPR007	4.95	2.00
	TPR008	1.24	2.80
		3.78	1.00
		3.64	1.00
	TPR010	1.05	5.00
		1.97	3.00
		1.52	1.00
	TPR016	5.29	1.00
Coelho	TCL011	2.27	1.25

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The drill results disclosed in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.  Mr. Machado serves as Jaguar’s independent QP in accordance with NI 43-101.  SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.  There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in mineral resources.

FINANCIAL REVIEW

During the three months ended September 30, 2010, the market price of gold (London PM Fix) traded in a range of $1,157 to $1,308, and averaged $1,227.  This was approximately 28% higher than the average price for the three months ended September 30, 2009.  Gold prices were highly volatile during the three months ended September 30, 2010.  Gold has continued to be influenced by interest rates, uncertainty in the credit and financial markets, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the three months ended September 30, 2010 would have changed the Company’s income before income taxes by approximately $4.9 million.

The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).  The average rates of exchange for the Cdn.$ per US$1.00 for the three months ended September 30, 2010 and the three months ended September 30, 2009 were 1.04 and 1.10 respectively.  The average rates of exchange for the R$ per US$1.00 for the three months ended September 30, 2010 and the three months ended September 30, 2009 were 1.75 and 1.87 respectively.  While the Company’s costs were negatively impacted during the quarter as a result of the strong R$ relative to the US$, the Company’s treasury management program resulted in a significant foreign exchange benefit to offset the increase in cash operating costs.  A 10% change in the average R$ exchange rate during the three months ended September 30, 2010 would have changed operating income by approximately $5.4 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

	Three Months Ended
(unaudited)	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ in 000s, except per share amounts)	2010	2010	2010	2009	2009	2009	2009	2008
Net sales	$48,712	$36,853	$40,670	$39,497	$35,165	$32,786	$33,285	$27,874
Net income (loss)	(3,800)	(5,913)	(4,605)	(29,381)	6,906	9,724	4,758	(3,443)
Basic and diluted income (loss) per share	(0.05)	(0.07)	(0.05)	(0.36)	0.09	0.12	0.07	(0.05)

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)
Summary of Key Operating Results

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$48,712	$35,165	$126,234	$101,236
Ounces sold	38,861	36,314	106,395	107,754
Average sales price $ / ounce	1,254	969	1,186	940
Gross profit	178	11,815	9,644	32,218
Net income (loss)	(3,800)	6,906	(14,318)	21,389
Basic income (loss) per share	(0.05)	0.09	(0.18)	0.29
Diluted income (loss) per share	(0.05)	0.09	(0.18)	0.28
Weighted avg. # of shares outstanding - basic	84,224,952	78,173,757	79,507,045	74,952,395
Weighted avg. # of shares outstanding - diluted	84,224,952	80,736,853	79,507,045	76,595,985

Three months ended September 30, 2010 compared to the three months ended September 30, 2009

Sales in the three months ended September 30, 2010 increased $13.5 million or 39% from the three months ended September 30, 2009, primarily due to a increase in ounces of gold sold and an increase in the average realized gold price.  The number of ounces of gold sold increased 7% to 38,861 ounces in the three months ended September 30, 2010 compared to 36,314 ounces in the three months ended September 30, 2009.  The average realized gold price increased to $1,254 per ounce from $969 per ounce in the same quarter last year.

Gross profit for the three months ended September 30, 2010 decreased to $178,000 from $11.8 million for the three months ended September 30, 2009.  The Company recognized a net loss of $3.8 million for the three months ended September 30, 2010 and net income of $6.9 million for the three months ended September 30, 2009.  Gross profit and net income for the three months ended September 2010 were adversely impacted by significantly higher operating costs caused by higher than planned dilution at its Turmalina mine.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
(unaudited)
($ in 000s)
Stock based compensation	$(4,233)	$1,942	$(2,679)	$4,207
Administration	5,133	2,798	14,249	10,618
Forward derivative gain	51	-	51	-
Forward derivative loss	(1,553)	-	(1,553)	-
Forward fx derivative (gain) loss	(1,375)	(1,108)	(1,183)	(1,935)
Foreign exchange (gain) loss	(2,531)	(3,080)	(1,054)	(16,072)
Interest expense	4,106	1,525	12,355	6,388
Interest income	(645)	(1,047)	(3,155)	(2,797)

Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar’s share price. The stock based compensation expense (recovery) for the three months ended September 30, 2010 includes ($764,000) for DSUs, ($345,000) for RSUs, ($3.2 million) for SARs and $48,000 for stock options.

Administrative costs increased from $2.8 million during the three months ended September 30, 2009 to $5.1 million during the three months ended September 30, 2010. Administration costs include legal, accounting, costs to maintain offices and required personnel and costs associated with being a publicly-traded company.  Given the Company’s development stage, administration costs are on-track with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

        The Company recognized a net unrealized loss of $1.5 million for the three months ended September 30, 2010 on option contracts used to manage exposure on the gold price. During July 2010, the Company entered into a limited no-cost gold collar, which is a financial contract to mitigate gold price risk in the event of an unforeseen significant global financial event. These no-cost collars are measured at fair value on a recurring basis using significant observable inputs (fair value hierarchy level 2). (See Risk Management Policies - Hedging).

The Company recognized an unrealized gain of $570,000 for the three months ended September 30, 2010 versus an unrealized gain of $1.1 million for the three months ended September 30, 2009 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized gain of $805,000 for the three months ended September 30, 2010 versus a realized gain of $nil for the three months ended September 30, 2009 on forward foreign exchange contracts.  (See Risk Management Policies - Hedging).

A foreign exchange gain of $2.5 million was recognized during the three months ended September 30, 2010 versus a gain of $3.1 million during the three months ended September 30, 2009 primarily due to volatility of the R$ and Cdn.$.  During the three months ended September 30, 2010, foreign exchange gains were incurred primarily due to cash on hand held in Brazil and Canada, and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange gains were offset by foreign exchange losses on future tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Interest expense increased from $1.5 million during the three months ended September 30, 2009 to $4.1 million during the three months ended September 30, 2010.  During September 2009, the Company issued $165 million of 4.5% unsecured convertible notes which bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014.  The three months ended September 30, 2010 includes $1.9 million of accrued interest plus $2.0 million of amortization for the convertible notes. (See Cash Flow Highlights)

Interest income decreased from $1.0 million during the three months ended September 30, 2009 to $645,000 during the three months ended September 30, 2010.  Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
Operating activities	$11,345	$12,864	$19,607	$30,734
Financing activities	7,332	165,447	16,290	226,577
Investing activities	(28,236)	(32,908)	(107,486)	(58,556)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	112	959	(490)	6,267
Increase (decrease) in cash for the period	(9,447)	146,362	(72,079)	205,022
Beginning cash balance	58,624	79,220	121,256	20,560
Ending cash balance1	$49,177	$225,582	$49,177	$225,582
1Cash balance excludes $2.4 million of restricted cash on September 30, 2010 and $108,000 at December 31, 2009.

At September 30, 2010 and December 31, 2009, the Company had cash and cash equivalents of $49.2 million and $121.3 million, respectively.

Cash flow from operating activities generated $11.3 million of cash during the three months ended September 30, 2010 versus $12.9 million generated during the three months ended September 30, 2009. Cash flow from operating activities generated $19.6 million of cash during the nine months ended September 30, 2010 versus $30.7 million generated during the nine months ended September 30, 2009.

Cash flow from financing activities generated $7.3 million of cash during the three months ended September 30, 2010 versus $165.4 million during the three months ended September 30, 2009.  During the nine months ended September 30, 2010 financing activities generated $16.3 million primarily as a result of proceeds from bank credit facilities and during the nine months ended September 30, 2009 financing activities generated $226.6 million primarily as a result of an equity financing in March 2009 that generated gross proceeds of Cdn.$ 86.3 million ($66.9 million) and the issuance of $165 million of 4.50% senior convertible notes in September 2009.

Investing activities consumed $28.2 million of cash during the three months ended September 30, 2010 ($107.5 million for the nine months ended September 30, 2010) versus $32.9 million for the three months ended September 30, 2009 ($58.6 million for the nine months ended September 30, 2009). The funds were primarily used for the build-out of the Caeté Project as well as underground development at other operations.

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $112,000 gain during the three months ended September 30, 2010 ($490,000 loss for the nine months ended September 30, 2010) compared to a $959,000 gain for the three months ended September 30, 2009 ($6.3 million gain for the nine months ended September 30, 2009). This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Cash Requirements - 2010 Capital Spending Program
($ in 000s)

	Three Months	Nine Months	Remainder of	Estimate for
	Ended Sept 30,	Ended Sept 30,	2010	2010
	2010	2010
Turmalina	$5,653	$21,322	$2,072	$23,394
Paciência	9,608	23,039	11,472	34,511
Caeté	15,541	55,861	10,032	65,893
Gurupi Project	918	3,544	1,392	4,936
Other Spending1	4,133	5,475	2,611	8,086
Total capital spending	$35,853	$109,241	$27,579	$136,820

1	Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and operating management office facility spending.

Note: Estimate for remainder of 2010 based on an assumed exchange rate of R$1.75 = $1.00.

The Company believes that its cash held in accounts, cash flow generated by operations, debt which the Company is in the process of securing, and other identified sources of capital is sufficient to finance its operations and expansions to execute on its plan.

Total Capital Spending during the Period
($ in 000s)

	Three Months	Nine Months
	Ended Sept 30,	Ended Sept 30,
	2010	2010
Capital spending - excluding exploration	$32,503	$98,397
Capital spending - exploration	3,350	10,844
Total capital spending	$35,853	$109,241

Amount paid in cash	35,348	108,736
Amount financed	505	505
Total capital spending	$35,853	$109,241

The Company has identified four primary uses of capital during 2010.  These include:

(a)	mine development and processing capacity for Caeté Project
(b)	exploration at brownfield properties in the Iron Quadrangle
(c)	Gurupi exploration
(d)	sustaining capital to maintain existing operations

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at September 30, 2010 are summarized as follows ($ in 000s):

Contractual Obligations	Less than 1	1 - 3 years	3 - 5 years	More than	Total
	year			5 years
Notes payable
Principal	$17,509	$12,053	$165,188	$188	$194,938
Interest	8,754	15,401	7,809	9	31,973
Forward sales derivative liabilities	1,553	-	-	-	1,553
Operating lease agreements	183	-	-	-	183
Management agreements1
Operations	595	149	-	-	744
Suppliers agreements
Mine operations2	60	-	-	-	60
Drilling3	567	-	-	-	567
Asset retirement obligations4	1,009	635	2,345	23,963	27,952
Total	$30,230	$28,238	$175,342	$24,160	$257,970

1	The remaining term of the management agreement is one to two years. (See Note 8(a) to the Company’s quarterly financial statements for the quarters ended September 30, 2010 and 2009.)
2	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
3	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
4	The asset retirement obligations are not adjusted for inflation and are not discounted.

Balance Sheet Highlights
($ in 000s)

	September 30	December 31
	2010	2009
Current assets	$105,230	$178,572
Long term assets	471,871	372,023
Total assets	$577,101	$550,595

Current liabilities	$66,617	$44,409
Long term liabilities	176,617	160,290
Total liabilities	$243,234	$204,699

Working capital decreased $95.6 million from $134.2 million at December 31, 2009 to $38.6 million at September 30, 2010.  During September 2009, the Company sold 4.50% senior convertible notes due in 2014 for gross proceeds of $165 million.  (See Financial Condition, Cash Flow, Liquidity and Capital Resources) The Company purchased its outstanding 10.5% Secured Notes due March 23, 2012 during November 2009.  (See Cash Flow Highlights) During the three months ended September 30, 2010, the Company paid $35.3 million for capital expenditures. (See Total Capital Spending during the Period) The Company took deliberate steps to reign in non-essential spending to increase the cash position and fully expects an improvement in the operating cash flow in early 2011.  A corporate line of credit facility with a major financial institution is being finalized and it will serve as a backstop in the event that the operations experience further technical issues. The Company expects there will be no requirement to draw funds from this facility during the balance of 2010 or 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Risk Management Policies - Hedging
Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies.  The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at September 30, 2010, the Company has forward foreign exchange contracts to purchase R$ at weighted average of R$1.89 per $1.00 as follows:

Settlement Date	Amount in		Settlement
	thousands of		amount in
	US$	thousands of R$
29-Oct-10	$1,000	R$	1,857
29-Oct-10	1,000		1,861
30-Nov-10	1,000		1,872
30-Nov-10	1,000		1,876
17-Dec-10	1,000		1,891
17-Dec-10	1,000		1,895
17-Dec-10	1,000		1,945
	$7,000	R$	13,197

The statement of operations includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
Unrealized (gain) loss	$(570)	$(1,108)	$602	$(3,529)
Realized (gain) loss	(805)	-	(1,785)	1,594
Total	$(1,375)	$(1,108)	$(1,183)	$(1,935)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments.  The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Forward Sales Derivative - Derivative Financial Instruments

The Company manages its exposure to changes in gold prices through the use of no-cost collar contracts to mitigate gold price risk in the event of an unforeseen significant global financial event.  During July 2010 the Company purchased gold puts with a strike price range of $1,050 to $1,117 per ounce and sold gold calls with a strike price range of $1,300 to $1,475 per ounce. The contracts will settle prior to December 31, 2010.

As at September 30, 2010, the Company has no-cost collar contracts as follows:

	Puts							Calls
Settlement Month	$1,050	$1,100	$1,105	$1,110	$1,115	$1,117	Total	$1,300	$1,475	Total
October 2010	1,600	5,000	2,500	2,000	3,000	-	14,100	12,500	-	12,500
November 2010	1,600	5,000	2,500	2,000	3,000	-	14,100	12,500	-	12,500
December 2010	1,600	-	-	2,000	3,000	7,500	14,100	12,500	10,000	22,500
	4,800	10,000	5,000	6,000	9,000	7,500	42,300	37,500	10,000	47,500

These no-cost collar contracts will be measured at fair value on a recurring basis, using significant observable inputs (fair value hierarchy level 2). The fair value at September 30, 2010 of the gold puts and the gold calls is $51,000 asset and $1.5 million liability respectively.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $2.4 million for the nine months ended September 30, 2010.  This compares to an income tax expense of $6.5 million for the nine months ended September 30, 2009.  The current income tax provision reflects a current income tax expense of $1.3 million and a future income tax expense of $1.2 million.  This compares to a current income tax of $3.0 million and a future income tax expense of $3.5 million for the nine months ended September 30, 2009. The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.

The consolidated balance sheet reflects a current tax liability of $16.2 million at September 30, 2010 and $15.6 million at December 31, 2009; and a future tax liability of $13.4 million at September 30, 2010 and $11.8 million at December 31, 2009.

The Company has approximately $40.7 million of tax losses available for carry forward in Canada and $41.5 million of tax losses available for carry forward in Brazil.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $970,000 for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $1.3 million) from IMS Engenharia Mineral Ltda. (“IMSE”), a company held by several officers of the Company, which provides operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $135,000) to Brazilian Resources, Inc. (“BZI”), a founding and current shareholder, for use of administrative offices.  As at September 30, 2010 prepaid expenses and sundry assets includes $85,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000). The Company leased office space to BZI at its operating office during September 2010.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company also incurred consulting fees and administrative service charges of $98,000 from BZI for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $455,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at September 30, 2010 accounts payable and accrued liabilities includes $9,000 due to BZI (December 31, 2009 - $58,000).

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda. (“PML”) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for the expected life of the project. The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.  On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. The court approved the judicial restructuring plan as filed in mid April 2010.  At this time the financial impact of the NSR due under the PML agreement on Jaguar is indeterminate.  Prior to the filing, the primary shareholder of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at September 30, 2010 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of $R378,000 ($223,000).As at September 30, 2010, prepaid expenses and sundry assets include $223,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000).

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated financial statements for the year ended December 31, 2009.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mining properties are depleted and depreciated on a unit-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of the Company follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian GAAP for annual financial statements and, accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	Accounting Principles Issued but not yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with US GAAP and International Financial Reporting Standards (“IFRS”) and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within shareholders’ equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009 the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.  The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS.  Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation.

The preliminary study involved a high level review of the major differences between current Canadian GAAP and IFRS as related to the Company’s accounting policies.

The Evaluation and Development phases involve the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between the Company’s accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Policy Committee, impact analysis of IT systems, development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation plans, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

The Implementation phase involves the implementation of changes to our information systems and business processes as identified through the evaluation and development phases of the changeover plan.  Significant implementation phase milestones will include the development of IFRS compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations to Canadian GAAP.  The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company completed the preliminary study phase of the project which involved a high level review of the major difference between Canadian GAAP and IFRS as it related to the Company’s accounting policies, and completed the final stages of the evaluation and development phases.  Updates regarding the progress of the IFRS changeover project are provided to the Company’s audit committee on a quarterly basis.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements.  These areas do not represent a complete list of expected changes.  As the Company continues its evaluation and development and implementation phases, and as changes to Canadian GAAP and IFRS standards may occur prior to the changeover date, the differences and impacts described below may be subject to change.

The Company performed the evaluation and assessment of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) with the purpose of selecting optional exemptions allowed to the Company upon transition to IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions.  The Company expects to elect the following optional exemptions which may have significant impact on the Company’s results:

to apply IFRS 3 Business Combinations prospectively from January 1, 2010 (the “Transition Date”);

to apply the borrowing cost exemption and apply IAS 23 Borrowing Costs prospectively from the Transition Date;

other available exemptions continue to be evaluated including the exemption related to decommissioning liabilities (asset retirement obligations).

Property, plant and equipment - Separate accounting for components of property, plant and equipment is applied more broadly under IFRS.  Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Impairment of property, plant and equipment - Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values.  Under IFRS, IAS 36 Impairment of Assets (“IAS 36”) requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying amount.  The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount.  The difference in testing and determining an impairment may result in more frequent charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any impairment losses where circumstances requiring the impairment charge have been changed and reversed.  Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Exploration and evaluation - IFRS 6, Exploration for and Evaluation of Mineral Resources, allows us to either develop a new policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Other accounting policies - The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes, financial instruments and decommissioning liabilities (asset retirement obligations).

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company’s reported financial position and results of operations.  The Company is still in the evaluation and development phases and  is quantifying the impact of IFRS on its financial statements.  The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances as they arise.  The project team has developed a detailed IFRS transition plan and began to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date.  Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated.  The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures and, (3) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Margin per oz of gold	Three Months	Nine Months
	Ended Sept 30,	Ended Sept 30,
	2010	2010
Average sales price per oz of gold	$1,254	$1,186
less
Cash operating cost per oz of gold produced	798	722
equals
Cash operating margin per oz of gold	$456	$464

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per tonne processed	Three Months	Nine Months
	Ended Sept	Ended Sept
	30, 2010	30, 2010
Production costs per statement of operations1	$31,022,000	$75,804,000
Change in inventory 2	(2,661,000)	(4,606,000)
Operational cost of gold produced 3	28,361,000	71,198,000
divided by
Tonnes processed	468,000	1,141,000
equals
Cost per tonne processed	$60.60	$62.40

Turmalina Cash Operating Cost per tonne processed	Three Months	Nine Months
	Ended Sept	Ended Sept
	30, 2010	30, 2010
Production costs	$14,344,000	$38,290,000
Change in inventory 2	(2,379,000)	(3,199,000)
Operational cost of gold produced 3	11,965,000	35,091,000
divided by
Tonnes processed	200,000	549,000
equals
Cost per tonne processed	$59.80	$63.90

Paciência Cash Operating Cost per tonne processed	Three Months	Nine Months
	Ended Sept	Ended Sept
	30, 2010	30, 2010
Production costs	$11,274,000	$32,110,000
Change in inventory 2	(1,216,000)	(2,345,000)
Operational cost of gold produced 3	10,058,000	29,765,000
divided by
Tonnes processed	167,000	491,000
equals
Cost per tonne processed	$60.20	$60.60

Caeté Cash Operating Cost per tonne processed	Three Months	Nine Months
	Ended Sept	Ended Sept
	30, 2010	30, 2010
Production costs	$5,404,000	$5,404,000
Change in inventory 2	934,000	938,000
Operational cost of gold produced 3	6,338,000	6,342,000
divided by
Tonnes processed	101,000	101,000
equals
Cost per tonne processed	$62.70	$62.70

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months	Nine Months
	Ended Sept 30,	Ended Sept 30,
	2010	2010
Production costs per statement of operations1	$31,022,000	$75,804,000
Change in inventory 2	1,996,000	(1,304,000)
Operational cost of gold produced 3	33,018,000	74,500,000
divided by
Gold produced (oz)	41,376	103,185
equals
Cost per oz of gold produced	$798	$722

Turmalina Plant Cash Operating Cost per oz produced	Three Months	Nine Months
	Ended Sept 30,	Ended Sept 30,
	2010	2010
Production costs	$14,344,000	$38,290,000
Change in inventory 2	577,000	(1,472,000)
Operational cost of gold produced 3	14,921,000	36,818,000
divided by
Gold produced (oz)	16,350	49,206
equals
Cost per oz of gold produced	$912	$748

Paciência Plant Cash Operating Cost per oz produced	Three Months	Nine Months
	Ended Sept 30,	Ended Sept 30,
	2010	2010
Production costs	$11,274,000	$32,110,000
Change in inventory 2	222,000	(1,036,000)
Operational cost of gold produced 3	11,496,000	31,074,000
divided by
Gold produced (oz)	16,526	45,479
equals
Cost per oz of gold produced	$695	$683

Caeté Cash Operating Cost per oz produced	Three Months	Nine Months
	Ended Sept 30,	Ended Sept 30,
	2010	2010
Production costs	$5,404,000	$5,404,000
Change in inventory 2	1,197,000	1,204,000
Operational cost of gold produced 3	6,601,000	6,608,000
divided by
Gold produced (oz)	8,500	8,500
equals
Cost per oz of gold produced	$776	$776

1
Production costs do not include cost of goods sold adjustment of approximately $4.4 million, royalties of $1.3 million and CFEM tax of $479,000 for the three months ended September 30, 2010; and cost of goods sold adjustment of approximately $7.0 million, royalties of $3.9 million and CFEM tax of $ 1.3 million for the nine months ended September 30, 2010. The cost of goods sold adjustment includes idle capacity costs of $3.6 million for the three months ended September 30, 2010 and $5.0 million for the nine months ended September 30, 2010.

2
Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There have been no changes during the three months ended September 30, 2010 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

At November 9, 2010, the Company has 84,243,648 issued and outstanding common shares, as well as 4,067,500 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)
GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide leaches the gold, which is then immediately adsorbed and in a separated operation (elution), separated from the carbon in stripping vessels.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on separate tanks followed by carbon-in-pulp.  Carbon-in-leach is a simultaneous process.

Conversion factors
The mass, area and grade below are commonly used in the gold industry.  Their conversion factors are also provided below:

To Convert	To SI	Multiply By
Imperial Measurement Units	Measurement Units
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines, mineral processing plant or plants and their (mine/plant) related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which leaches the gold content.  The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock mass, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referred herein are troy ounces.  Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in mass.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to a mineralized body for exploration, ventilation and/or mining purposes in underground exploratory works or mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate (Metallurgical Recovery)
The percentage of valuable metal in the mill feed ore that is recovered by metallurgical treatment process.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Refractory Ore
Mineralization in which much of the gold is encapsulated in sulfides and/or other minerals and is not readily amenable to dissolution (leaching) by cyanide solutions (unlike oxidized ore), even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators’ National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns1
Gil Clausen3, 4
William E. Dow3
Gary E. German1,2,4
Chairman
Anthony F. Griffiths1, 2, 3
Daniel R. Titcomb
1     Audit Committee
2     Compensation Committee
3     Corporate Governance Committee
4     Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO
James M. Roller
Chief Financial Officer & Treasurer
Lúcio Cardoso
Chief Operating Officer
Adriano L. Nascimento
VP Exploration & Engineering
Robert Zwerneman
VP Corporate Development, Director of IR
Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, New York

Azevedo Sette Advogados
Belo Horizonte, Brazil

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTINGS

TSX/NYSE: “JAG”